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FILE NO. 039073-0018

October 22, 2010

VIA EDGAR and FEDERAL EXPRESS

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Jim B. Rosenberg
Sasha Parikh
Mark Burnhofer
John Krug

Re:	InterMune, Inc.
Form 10-K for the year ended December 31, 2009
Filed March 15, 2010
File No. 0-29801

Ladies and Gentlemen:

On behalf of InterMune, Inc. (the “Company” or “InterMune”), we are hereby responding to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 28, 2010 relating to the above-referenced filing. We are responding to the Staff’s comments on behalf of InterMune, as set forth below. The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. InterMune’s responses follow each of the Staff’s comments.

License and Other Agreements, page 14

1.	We acknowledge your response to comment one. The duration and termination of material agreements is material information. Your proposed

October 22, 2010

disclosure does not provide sufficient information. Please expand the disclosure to be included in future filings to provide more precise information relative to the duration of the agreements, i.e. the later of the date the last patent is scheduled to expire or the period of time following the event. The period of time and the event should both be specified in your discussion.

Response:

The Company acknowledges the Staff’s comment concerning the duration and termination provisions for its agreements with Roche, Novartis Corporation and Array BioPharma Inc.

The Company respectfully notes that the Roche License and Collaboration Agreement was terminated by the parties thereto in connection with an asset purchase agreement between the Company and Roche, dated October 6, 2010, as disclosed on the Company’s Current Report on Form 8-K filed on October 12, 2010. Because the agreement with Roche has been terminated, the Company does not intend to include disclosure concerning the duration and termination provisions of this agreement in future filings.

The Company intends to include disclosure substantially similar to the following in its Annual Report on Form 10-K beginning with the year ending December 31, 2010 regarding the duration and termination provisions for the agreements with Novartis and Array BioPharma Inc.:

“The agreement with Novartis Corporation provides that the Company’s obligation to make milestone payments and pay royalties will extend until August 24, 2024, notwithstanding the expiration of the last valid patent covered by the agreement. Novartis has the right to terminate the agreement at its sole discretion in the event of a material uncured breach by the Company or if the Company challenges patents covered by the agreement, as set forth in the agreement.

The agreement with Array BioPharma Inc. provides that the Company’s obligation to pay royalties will extend until the expiration of the last valid patent claim covering licensed product on a country-by-country and product-by-product basis, which may not occur until May 9, 2028, provided that such term is subject to modification of the term of the underlying patents. The Company has the right to terminate this agreement upon written notice to Array BioPharma Inc. and either party may terminate the agreement in the event of a material uncured breach by the other party, in accordance with the terms of the agreement.

Each of the Novartis Corporation and Array BioPharma Inc. agreements is also subject to certain customary provisions regarding termination upon a bankruptcy event, as set forth in the agreements.”

2.	We acknowledge your response to comment two. As previously requested, please revise your discussion to narrow the range for royalty payments under

October 22, 2010

the Genentech agreement to a range within ten percent, e.g. mid-teens to mid-twenties, mid-twenties to mid-thirties, etc.

Response:

The Company acknowledges the Staff’s comment concerning the royalty rates provisions for its agreements with Genentech, Boehringer Ingelheim International GmbH and Novartis Corporation. The Company respectfully notes that information regarding royalty rates in respect of these agreements has been granted confidential treatment. In response to the Staff’s request, the Company proposes to disclose in its Annual Report on Form 10-K beginning with the year ending December 31, 2010 that the applicable royalty rate under each of its license agreements with Boehringer Ingelheim International GmbH and Novartis Corporation is in the single digits. The Company also plans to disclose that under its license agreement with Genentech, the first $3.7 million of the Company’s revenues from product sales in a given year is subject to a 45% royalty rate and additional revenue for such year is subject to a 10% royalty rate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expenses, page 66

3.	We acknowledge your response to our comment three. Please provide disclosure to be included in future filings regarding the fact that you are unable to disclose the cost incurred for each specific research and development project for each period presented as well as the cumulative costs incurred to date and why. Please provide other quantitative or qualitative disclosure that indicates the amount of your resources being used on your projects. In addition, please provide disclosure, similar to that provided in your response regarding your inability to estimate the nature, timing and estimated costs of the efforts necessary to complete your projects and the anticipated completion dates.

Response:

The Company acknowledges the Staff’s comment concerning the costs of specific research and development projects. The Company intends to include disclosure substantially similar to the following in its Form 10-Q for the period ending September 30, 2010 regarding its inability to provide costs incurred for specific research and development projects within each major development program as well as the cumulative costs incurred to date:

“The Company is unable to provide costs incurred for specific research and development projects within each major development program as well as the cumulative costs incurred to date. The Company does not maintain specific financial records to this level of detail for several

October 22, 2010

reasons, including, among others, that certain aspects of allocating costs to specific projects would require a significant estimation process, the level of effort to accumulate and track this data has been beyond the Company’s resources and the cost of this effort would greatly exceed the usefulness of this data to the Company and its investors. A substantial majority of our resources have been used on our pirfenidone and danoprevir (also known as RG7227 or ITMN-191) projects in order to advance them into Phase III and Phase II clinical trials, respectively. Remaining projects within our pulmonology and hepatology development programs are in the preclinical development stage and therefore do not receive a significant amount of investment.

The actual probability of success for each candidate and clinical program may be impacted by a variety of factors, including, among others, the quality of the candidate, the validity of the target and disease indication, early clinical data, investment in the program, competition, manufacturing capability and overall safety and efficacy profile as ultimately decided upon by the FDA. Due to these factors, the Company believes it is difficult to give accurate guidance on the anticipated proportion of the Company’s research and development investments or the future cash inflows from these programs. In addition, due to these same factors and others, the Company can not reasonably estimate the efforts needed and, therefore, the costs it will incur to complete any of the Company’s projects or the estimated time to complete such projects.”

General

4.	We acknowledge the representation made on your behalf by Latham & Watkins LLP on page seven of their letter dated August 18, 2010. As previously requested, please provide a statement directly from the company. Please have a fully authorized officer of the company provide this statement separately on EDGAR by acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges the Staff’s comment concerning providing a statement by an authorized officer of the Company separately on EDGAR. On the date that this letter is filed on EDGAR, the Company will also file a separate statement wherein an authorized officer of the Company shall make the acknowledgements requested by the Staff.

October 22, 2010

Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Mark V. Roeder
Mark V. Roeder of LATHAM & WATKINS LLP

cc:	John C. Hodgman, Chief Financial Officer, InterMune, Inc.

Robin J. Steele, Esq., General Counsel, InterMune, Inc.

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